Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

September 23, 2020

VIA EDGAR TRANSMISSION

Mr. Ken Ellington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Pacer Funds Trust (the “Trust”)
File Nos.: 333-201530 and 811-23024

Dear Mr. Ellington:

This correspondence is in response to the comments the Trust received on July 30, 2020 from you with respect to the financial statements filed on Form N-CSR for the funds listed in Appendix A (collectively, the “Funds”) for the fiscal year ended April 30, 2020. For your convenience, your comment has been reproduced with the Trust’s response following the comment.

The Trust’s responses to your comments are as follows:

Comment 1:     With respect to the Pacer CSOP FTSE China A50 ETF and Pacer Trendpilot US Bond ETF, please describe the sub-advisory fee arrangement in the notes to the financial statements in future shareholder reports.

Response: The requested information will be included in future shareholder reports.

Comment 2:     With respect to note 9 (Transactions with Affiliated Securities), please disclose in future shareholder reports the share activity based on dollar value rather than the number of shares, although the number of shares held at the close of the period should continue to be reported. See Item 12-14, note 1(b) of Regulation S-X.

Response: The requested information will be included in future shareholder reports.

Comment 3:     With respect to note 9 (Transactions with Affiliated Securities), please include in future shareholder reports totals for the value, dividend income, realized gain/loss, and net change in unrealized depreciation on investments columns. See Item 12-14, note 4 of Regulation S-X.

Response: The requested information will be included in future shareholder reports.

Comment 4:     Footnote (f) of the financial highlights for the Pacer CFRA-Stovall Equal Weight Seasonal Rotation ETF states that “Total Return was calculated using the traded NAV due to the rebalancing of the portfolio at April 30, 2020 and April 30, 2019.” Please explain how this calculation is in compliance with instruction 3 to item 13 of Form N-1A, which states that total return should be calculated using net asset value. If the return disclosed was not based on net asset value, please supplementally provide the required total return.

Response: The above-reference footnote is intended to convey that the total return calculations reflect transactions on April 30, 2019 and April 30, 2020, rather than such transactions being reflected as of the next business day (T+1). Such returns were calculated based on net asset value. The Trust will revise that footnote in future reports for additional clarity.

Comment 5:     With respect to each fund that had one or more return of capital distributions during the prior fiscal year, please confirm that the Trust complied with the notification requirements of Rule 19a-1.

Response: The Trust so confirms.

Comment 6:     It appears that the Trust’s fidelity bond expired June 3, 2020. However, Form 40-17G had not been filed with the Commission as of July 24, 2020. Please confirm that the Trust has fidelity bond coverage and file Form 40-17G as soon as possible.

Response: The Trust confirms that its current fidelity bond is for the period June 3, 2020 through June 3, 2021, and the Trust filed its Form 40-17G on July 29, 2020.

Comment 7:     If the Trust intends to rely on the optional electronic availability of investment company shareholder reports in 2021, please supplementally describe why the Trust did not appear to include the disclosures related to such electronic availability in the most recent annual report. See Item 27(d)(7) of Form N-1A.

Response: The Trust notes that the disclosure related to the optional electronic availability of investment company shareholder reports is included on the cover page of the annual report.

Comment 8:     For future filings, please use new format of Form N-CSR that became effective August 1, 2017.

Response: The Trust will use the new format of Form N-CSR for future filings.

Comment 9:     The Form N-CEN filed on July 14, 2020 appears to be missing an independent public accountant's report on internal control. Please file an amended Form N-CEN that includes the report.

Response: The Trust filed an amended Form N-CEN including an independent public accountant's report on internal control on September 23, 2020.

* * * * * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Very truly yours,

/s/ Michael D. Barolsky

Michael D. Barolsky
Senior Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

Appendix A

Pacer Trendpilot® US Large Cap ETF
Pacer Trendpilot® US Mid Cap ETF
Pacer Trendpilot® 100 ETF
Pacer Trendpilot® European Index ETF
Pacer US Export Leaders ETF
Pacer Global Cash Cows Dividend ETF
Pacer US Cash Cows 100 ETF
Pacer Developed Markets International Cash Cows 100 ETF
Pacer US Small Cap Cash Cows 100 ETF
Pacer WealthShield ETF
Pacer Benchmark Industrial Real Estate SCTR℠ ETF
Pacer Benchmark Data & Infrastructure Real Estate SCTR℠ ETF
Pacer Military Times Best for Vets℠ Equity ETF
Pacer CFRA-Stovall Equal Weight Seasonal Rotation Index ETF
Pacer Trendpilot® International ETF
Pacer Trendpilot® Fund of Funds ETF
Pacer US Cash Cows Growth ETF
Pacer Cash Cows Fund of Funds ETF
Pacer Emerging Markets Cash Cows 100 ETF
Pacer Trendpilot Bond ETF
Pacer American Energy Independence ETF
Pacer CSOP FTSE China A50 ETF